SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

The acquisition includes all of BP´s business in Colombia

Ecopetrol and Talisman acquire BP Exploration
Company Colombia Limited

•	Includes BP shares in association contracts, transport systems and contracts with the ANH in the Colombian Caribbean.
•	Acquisition is part of Ecopetrol’s strategy to increase reserves and production and strengthen its transport and natural gas businesses.
•	Acquisition is worth US$1,750 million, plus additional US$145 million return of equity to Ocensa´s shareholders previously agreed thereby.
•	Ecopetrol will own 51% of the acquired company and Talisman 49%.

Ecopetrol S.A. (“Ecopetrol” or the “Company”) and the Canadian company Talisman reached an agreement today with BP to acquire its affiliate company in Colombia, BP Exploration Company Colombia Limited, owner of all the company's interests and business in Colombia.

The US$1,750 million dollar deal plus additional US$145 million return of equity to Ocensa´s shareholders previously agreed thereby, gives 51% interest to Ecopetrol and 49% to Talisman, and includes assets in gas and oil exploration and production as well as oil transportation and gas marketing.

“I am really pleased with this deal. It fits into our strategic plan perfectly, bringing new reserves, production and potential areas for our exploratory portfolio. It also strengthens our transportation and natural gas business and increases our share in a group of fields in which we have experience and knowledge", commented Ecopetrol’s CEO, Javier Gutiérrez.

Indeed, BP Exploration Colombia’s 2P (proven and probable) reserves are estimated at 94 million barrels and its current production is approximately 24,000 equivalent barrels a day in Colombia.

The acquisition comprises the BP Exploration Colombia’s stake in the Piedemonte Llanero association contracts, one of the most attractive basins for the oil industry in Colombia.

The contracts included as part of the acquisition are Piedemonte, Rio Chitamena, Tauramena and Recetor, which cover the Cusiana, Cupiagua en Recetor, Pauto and Floreña fields. These fields join Cupiagua and Cupiagua Sur, operated by Ecopetrol since July 1, 2010, after completion of the Santiago de las Atalayas association contract.

Additionally, the acquisition includes the shares BP Exploration Colombia has in the RC4 and RC5 exploration and production contracts which were signed by the National Hydrocarbon Agency (ANH) and which are located on the Colombian Atlantic Coast (offshore).

Unidad Imagen Corporativa Tel: 6209720 – Cel 3204369978 mtellez@ecopetrol.com.co ww.ecopetrol.com.co

The acquisition also includes BP Exploration Colombia’s shares in Oleoducto Central S.A.-Ocensa (24.8%), Oleoducto de Colombia (14.57%), Oleoducto del Alto Magdalena (4.25%), and Transgas de Occidente (20%). It also includes BP´s Exploration Colombia's participation in the gas plants in the Casanare, which are currently producing more than 200 million cubic feet per day.

BP Exploration Colombia currently employs close to 470 local workers with ample experience in the oil industry; the majority of which will keep their jobs within the new operating company, now to be owned by Ecopetrol and Talisman, with which Talisman and Ecopetrol hope will give continuity to an operation which has been widely considered as safe and efficient.

The new company will continue with its already planned policies and activities in order to comply with existing commitments it has with contractors and neighboring communities, following its policy of carrying out a socially responsible operation.

Talisman is a Canadian company that has been present in Colombia for over a decade. It participates in 14 exploration and production blocks in the country, among which are two in association with Ecopetrol and three with Hocol, a member of the Ecopetrol Business Group. One of these latter blocks is Niscota, where a discovery was recently announced in the Huron well. Ecopetrol and Talisman are also partners in two blocks in Peru (101 and 134).

The closing of the acquisition is subject to completion of normal legal procedures with Colombian authorities.

Bogotá D.C., August 3, 2010

Ecopetrol is Colombia's largest integrated oil company and is among the top 50 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels. The company is in the securities markets of Colombian and the United States.  Its shares are traded on the stock exchanges of Colombia, New York and Lima.  It currently has a production of approximately 600 thousand barrels of petroleum equivalent per day.  For more information: www.ecopetrol.com.co

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman  is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Website: www.talisman-energy.com.

Contact us for any additional information:

Investor Relations
Claudia Trujillo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Unidad Imagen Corporativa Tel: 6209720 – Cel 3204369978 mtellez@ecopetrol.com.co ww.ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Unidad Imagen Corporativa Tel: 6209720 – Cel 3204369978 mtellez@ecopetrol.com.co ww.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 3, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer